VIA ELECTRONIC TRANSMISSION

Linda Cvrkel

Branch Chief – Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Fax: +1-202-772-9202

October 2, 2008

Re:	Daimler AG
Form 20-F for the year ended December 31, 2007
Filed February 27, 2008
File No. 001-14561

Dear Ms. Cvrkel:

We have received the additional comment letter dated September 18, 2008, with respect to our 2007 Annual Report on Form 20-F and our 2008 Q1 Report on Form 6-K, from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. Attached are our responses to the Staff’s comments.

If you have any questions, please do not hesitate to call Robert Köthner at +49-711-17-92543. In the event of a written response, please use the following fax number: +49-711-17-94116.

Sincerely,

Daimler AG

/s/ Bodo Uebber	/s/ ppa. Robert Köthner
Bodo Uebber	Robert Köthner
Member of the Board of Management	Vice President
Finance & Controlling / Financial Services	Chief Accounting Officer

M E M O R A N D U M

October 2, 2008

TO:	Ms. Linda Cvrkel
Securities and Exchange Commission

FROM:	Daimler AG

Re:	Daimler AG
Form 20-F for the year ended December 31, 2007
Filed February 27, 2008
File No. 001-14561

We are responding to the Staff’s comment letter dated September 18, 2008, with respect to our 2007 Annual Report on Form 20-F and our 2008 Q1 Report on Form 6-K. Following are our responses to the Staff’s comments, which we have repeated for your convenience.

Annual Report on Form 20-F for the year ended December 31, 2007

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10

Note 8. Income Taxes, page F-26

1.               We note from your response to our prior comment 3 that the company does not intend to extend disclosures in the notes to the consolidated financial statements in future filings as you believe you have included all disclosures with respect to income taxes required per IAS 12. Please note that under Item 8.A.7 of Form 20-F, additional disclosures may be required that include current and pending governmental proceedings, if significant. As originally requested, please tell us the amounts of income tax proposed by the IRS, the status of negotiations, and amounts you have accrued related to this matter, and if material, revise future filings accordingly.

Response:

As we disclosed in our 2007 and 2006 Annual Reports on Form 20-F, the IRS has challenged the tax treatment of certain leveraged lease transactions by various companies, including Daimler. At December 31, 2007, accruals relating to this matter amounted to $732 million, of which $586 million were attributable to possible income taxes and $146 million to related interest. The amount accrued at December 31, 2007 reflected the status of discussions with the IRS at the date of the filing of our 2007 Form 20-F. In early August 2008, the IRS announced a Global Settlement Initiative for these types of transactions. Daimler is currently considering this proposal. Based on the methodology outlined in the settlement documentation received, we believe that the accrual will be adequate to cover the anticipated tax liability. According to the settlement proposal, actual payment of the tax liability would possibly occur in early 2009.

We acknowledge that disclosure of this matter under Item 8.A.7. of Form 20-F may be required, if significant.

Form 6-K filed April 29, 2008

Note 11. Related party relationships, page 24

2.               We note from your response to our prior comment number eight that you do not control AFCC as a result of significant veto and approval rights held by Ford under the terms of your shareholder agreement. Please describe for us in greater detail the nature of such rights which results in your investment to fail to meet the definition of a subsidiary and therefore, is not required to be accounted under IAS 27. As part of your response, please include all significant terms and conditions of the shareholder agreement evaluated by management in determining the appropriate accounting treatment under IAS 31 rather than under IAS 27.

3.               Further, notwithstanding the above, please explain us why you believe it is appropriate to account for AFCC as an equity method investee when it does not appear that Ford has acquired the 19.9% interest held by Ballard and currently only has a 30% interest in AFCC. We may have further comment upon receipt of your response.

Response to question 2:

In assessing whether we control AFCC, we considered the terms of our Shareholders’ Agreement effective January 31, 2008, notably the following decisions which require approval by both Daimler and Ford:

Excerpt from the Shareholders’ Agreement:

Super Majority Approval of Board Decisions

4.15 With reference to §4.2 [Board of Directors Generally], the effectiveness of any decision, resolution or action passed or taken by the Board with respect to any of the following matters is subject to the approval or deemed approval of both Daimler and Ford in accordance with §4.16 [regulation how shareholder approvals of board decisions can be obtained] and unless such approval with respect to the following matters has been given or deemed to have been given by both Daimler and Ford in accordance with §4.16 then the decision of the Board with respect to such matter(s) shall be a nullity and the Corporation shall have no authority to take any action or implement any such decision by the Board with respect to any such matter:

(a)    any change to the authorized capital of the Corporation;

(b)           any material amendment, alteration, adoption or repeal of a term of its Notice of Articles and Articles;

(c)            any participation in any merger, consolidation, amalgamation, acquisition or other corporate restructuring or reorganization;

(d)           the institution of any proceeding for its liquidation, dissolution, winding-up, or filing of any plan of arrangement under any statute, or entering into any transaction or scheme in furtherance of any of the foregoing;

(e)            any sale, lease, exchange, transfer, mortgage, pledge, assignment or other disposition of all or substantially all of its assets or undertaking;

(f)     the appointment and replacement of the Corporation’s auditors;

(g)             any decision relating to the Technology Roadmap which results in a greater than 25% change in the Product Development Budget;

(h)             any decision that results in a greater than 25% change to the Product Development Budget;

(i)              any transaction with a value greater than 20% of the net assets of the Corporation;

(j)     the Corporation’s Five Year Plan; and

(k)           any decision or resolution of the Shareholders which by the provisions of the Act (i) requires more than a simple majority to carry; but (ii) is not permitted to be made subject to a simple majority vote in the Articles.

Ford has the right to block each of those decisions if Daimler submits such decision to the AFCC board of directors for approval. While we recognize that significant judgment is required in assessing the significance of rights held by other shareholders and some may view all or more of the decisions above as being significant, we identified those decisions highlighted in bold font above as significant participation rights because each of these rights allows Ford to effectively participate in decisions that are expected to occur in the ordinary course of business of AFCC and are significant factors in directing and carrying out the activities of the business. The development of innovative technologies such as fuel cells for automotive propulsion applications are long-term projects. Due to the technological challenges in each development stage, there is an ongoing requirement for AFCC to take periodic significant decisions, including the timing for the development stages, funding and modifications to the technological requirements. Daimler and Ford defined a Technology Roadmap that describes the content of the fuel cell stack development projects envisaged for the next 10 years in terms of technology requirements, timing of market introduction, investment costs, volume, etc. To facilitate the development activities, Daimler and Ford have already agreed on the 2008 budget and are currently in the process to seek agreement on the Five Year Plan, starting January 1, 2009. This Five Year Plan determines the medium- and long term activities of AFCC; i.e., determination of fuel cell stack technologies and the target of the development activities; cost structure of the development activities and budget. An effort to develop fuel cell stacks is not just the improvement of existing products, but is expected to require changes of the budget and Five Year Plan over the term of the AFCC venture with Ford. Absent Ford’s approval, Daimler can not materially change AFCC’s business plan, which includes, without limitation, planning on sales, profits, financing, capital expenditures, human resources and technology, nor the Technology Roadmap.

As a result of our analysis, we determined that our investment in AFCC fails to meet the definition of a subsidiary in IAS 27. However, we also determined that AFCC is jointly controlled by Ford and Daimler and therefore we account for our interest in

AFCC under the equity method of accounting according to IAS 31.38. In that context, our response to your question 3 is below.

Response to question 3:

We have elected to account for all our interests in jointly controlled entities under the equity method of accounting which is an acceptable alternative method to proportionate consolidation under IAS 31. As a matter of policy, we do not apply proportionate consolidation for any joint venture. Accordingly, we account for our interest in AFCC using the equity method of accounting.

We note that there is no difference in the application of the equity method regardless of whether AFCC is a joint venture or an entity over which we have the ability to exercise significant influence within the scope of IAS 28. We believe that AFCC is a joint venture with Ford.

The 19.9% interest in AFCC retained by Ballard is subject to a purchase agreement under which Ford will acquire the interests in AFCC for a fixed price of USD 65 million plus interest accruing at LIBOR five years after closing of the transaction that resulted in Daimler and Ford becoming shareholders of AFCC. The sale may occur earlier in case of a change of control or other default situations.

While Ballard continues to be a shareholder of AFCC, Ballard will not participate in the funding of AFCC or enjoy any of the veto rights enumerated in our response to your question 2 above as “Super Majority Approval” rights held by Ford.